1000 Winter Street, Suite 3700
Waltham, MA 02451
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
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September 29, 2014	Doha	Paris
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	Düsseldorf	Rome
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Attention: Mara L. Ransom, Assistant Director	Madrid	Washington, D.C.

Re:                             Wayfair Inc.

                                                Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2014

                                                File No. 333-198171

Ladies and Gentlemen:

On behalf of Wayfair Inc. (the “Company”), we submit this letter in response to the comment letter received by the Company on September 29, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form S-1 filed by the Company on September 19, 2014 (the “Registration Statement”). For ease of review, we have set forth below your comment in bold type followed by the Company’s response thereto.

Use of Proceeds, page 46

1.                                    It appears that you do not have a current specific plan for a significant portion of the proceeds from this offering.  Please revise your disclosure to so state and discuss the principal reasons for the offering.

Response:  The Company acknowledges the Staff’s comment and will revise page 46 of the final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, as follows:

The principal reasons for this offering are to create a public market for our Class A common stock and thereby facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We expect to distribute a portion of the net proceeds to our existing Series A preferred stockholders upon conversion to common stock in connection with the completion of this offering to satisfy the remaining portion of an accrued cash dividend, which amount was approximately $20.9 million as of

June 30, 2014, or approximately 8.1% of the net proceeds, based on the midpoint of the range listed on the cover of this prospectus. Our co-founders and certain of our directors, executive officers and holders of more than 5% of our voting securities hold 85% of our outstanding shares of Series A preferred stock and, as a result of their ownership, will receive 85% of the dividend payment, or approximately $17.8 million as of June 30, 2014. We also expect to distribute a portion of the net proceeds to satisfy minimum statutory tax withholding and remittance obligations related to the settlement of outstanding restricted stock units upon the completion of this offering, which amount was approximately $14.0 million as of June 30, 2014. While we have no current specific plan for the remaining net proceeds to us from this offering, we intend to use the remaining net proceeds to us ~~from this offering~~ for working capital and other general corporate purposes. In addition, we may also use a portion of the remaining net proceeds to us ~~from this offering~~ for the acquisition of, or investment in, technologies, solutions or businesses that complement our business.

**********

We hope the foregoing answer is responsive to your comment.  Please do not hesitate to contact me by telephone at (617) 948-6032 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John H. Chory

John H. Chory
of LATHAM & WATKINS LLP

Enclosure

cc:                                Niraj Shah, Wayfair Inc.
Michael Fleisher, Wayfair Inc.

                                                Julie H. Jones, Ropes & Gray LLP

                                                Thomas Holden, Ropes & Gray LLP

                                                John H. Chory, Latham & Watkins LLP

                                                Emily E. Taylor, Latham & Watkins LLP